SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

One Horizon Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

68235H 304
(CUSIP Number)

Zhanming Wu c/o Dachao Asset Management (Shanghai) Co., LTD. No. 868 Puming Road, Building No. 5, Room 703 Shanghai, China 200120 86-21-68772818-801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68235H 304	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Zhanming Wu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,129,630

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
15,129,630

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,129,630

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.6%[1]

14	TYPE OF REPORTING PERSON
IN

[1]	This percentage is calculated based upon 35,412,067 shares of the Issuer’s common stock outstanding as of May 8, 2018, based on information contained in the Issuer’s annual report on Form 10-Q for the three months ended March 31, 2018, plus an additional 129,630 shares of the Issuer’s common stock, in aggregate, issuable upon the exercise of the Class C Warrant and the Class D Warrant by the Reporting Person.

SCHEDULE 13D

CUSIP No. 68235H 304	Page 3 of 5 Pages

This Amendment No. 3 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 14, 2017 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on December 14, 2017, and Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on April 10, 2018 with respect to shares of the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The Issuer’s principal executive office is located on 34 South Molton Street, London W1K 5RG, United Kingdom. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, and this Schedule 13D/A.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as set forth below:

On May 14, 2018, the Reporting Person notified the Issuer (via a letter (the “Letter”) emailed to the Issuer on such date) of the Reporting Person’s exercise of his right to appoint four members to the Issuer’s board of directors (the “Board”) pursuant to an agreement (the “Agreement”) dated September 4, 2017, by and between the Issuer and the Reporting Person. Under the Agreement, the Issuer is required to cause its Board to take such action, including expanding the size of the Board to seven directors, necessary to appoint these four nominees designated by the Reporting Person.

Other than as described in this Schedule 13D/A, the Reporting Person has no current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)–(j) of Schedule 13D, though the Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors, or to change his intention with respect to any or all of the matters referred to in this Item 4.

Additionally, the Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time in the future express his views to and/or meet with the Issuer’s management and/or Board. The Reporting Person may in the future formulate plans or proposals regarding the Issuer’s business, strategies, assets, corporate governance, Board composition and other matters related to the Issuer. The Reporting Person may take positions or make proposals with respect to the foregoing, as a means of enhancing shareholder value, and may change his intention with respect to any and all matters referred to in this Item 4. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

The Letter is attached hereto as Exhibit 8 and incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to the Schedule 13D:

Exhibit 1-

Securities Purchase Agreement dated December 22, 2014 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

SCHEDULE 13D

CUSIP No. 68235H 304	Page 4 of 5 Pages

Exhibit 2-	Form of Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 3-	Form of Amended and Restated Class C Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 4-	Form of Amended and Restated Class D Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 5-	Agreement, dated September 4, 2017, by and between the Issuer and Zhanming Wu with respect to the Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2017 and incorporated herein by reference)

Exhibit 6-	Letter, dated September 14, 2017, from Mark B. White to Zhanming Wu with respect to the Common Stock (Previously filed as an exhibit to the Reporting Person’s Schedule 13D/A filed with the SEC on December 14, 2017 and incorporated herein by reference)

Exhibit 7-

Side Letter Agreement, dated August 2, 2017, from Dachao Asset Management (Shanghai) Co., LTD, on behalf of Zhanming Wu, to the Issuer (Previously filed as an exhibit to the Reporting Person’s Schedule 13D/A filed with the SEC on April 10, 2018 and incorporated herein by reference)

Exhibit 8-	Letter, dated May 14, 2018, from Zhanming Wu to the Issuer with respect to Zhanming Wu’s decision to exercise his right to designate four members to the Issuer’s Board of Directors*

_________________

* Filed herewith

SCHEDULE 13D

CUSIP No. 68235H 304	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated as of May 17, 2018

By:	/s/ Zhanming Wu
Name: Zhanming Wu